UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Lancaster Colony Corporation
                          ----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    513847103
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                 c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                               (Name, Address and
                    Telephone Number of Person Authorized to
                                 Receive Notices
                               and Communications)

                                  March 9, 2007
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 46 Pages)

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 2 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Equity Partners, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-4088890
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             472,281
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        472,281
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           472,281
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.49%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 3 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Investors, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-4126527
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             472,281
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        472,281
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           472,281
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.49%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 4 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Investments, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-2871525
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             219,251
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        219,251
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           219,251
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.69%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 5 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Advisors, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-0327470
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             219,251
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        219,251
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           219,251
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.69%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 6 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Benchmark Opportunitas Fund plc

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Ireland
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             42,782
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        42,782
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           42,782
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.14%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 7 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Offshore Advisors, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-4797640
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             42,782
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        42,782
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           42,782
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.14%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IA, OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 8 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Companies Offshore Fund, Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             796,498
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        796,498
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           796,498
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           2.52%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                           Page 9 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Offshore Advisors II, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-8325785
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             796,498
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        796,498
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           796,498
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           2.52%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IA, OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 10 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Barington Capital Group, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-3635132
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,530,812
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,530,812
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,530,812
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           4.84%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 11 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: LNA Capital Corp.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   13-3635168
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,530,812
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,530,812
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,530,812
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           4.84%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 12 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: James A. Mitarotonda

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,530,812
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,530,812
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,530,812
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           4.84%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 13 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: RJG Capital Partners, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-0133443
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             4,300
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        4,300
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           4,300
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.01%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 14 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: RJG Capital Management, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   20-0027325
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             4,300
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        4,300
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           4,300
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.01%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 15 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Ronald Gross

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             4,300
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        4,300
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           4,300
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.01%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 16 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: D.B. Zwirn Special Opportunities Fund, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   73-1637217
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             34,270
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        34,270
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           34,270
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.11%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 17 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: D.B. Zwirn Special Opportunities Fund, Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Cayman Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             66,754
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        66,754
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           66,754
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.21%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 18 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: HCM/Z Special Opportunities LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   98-0436333
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Cayman Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             7,908
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        7,908
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           7,908
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.03%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 19 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: D.B. Zwirn & Co., L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   02-0597442
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             108,932
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        108,932
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           108,932
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.34%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 20 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: DBZ GP, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   42-1657316
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             108,932
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        108,932
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           108,932
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.34%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 21 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Zwirn Holdings, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   30-0080444
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             108,932
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        108,932
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           108,932
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.34%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 513847103                                          Page 22 of 46 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON: Daniel B. Zwirn

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS:                                 OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             108,932
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        108,932
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           108,932
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           0.34%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IN
--------------------------------------------------------------------------------

                                                             Page 23 of 46 Pages

Item 1.  Security and Issuer.

      This statement on Schedule 13D (the "Statement") relates to the common stock, no par value per share (the "Common Stock"), of Lancaster Colony Corporation, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 37 West Broad Street, Columbus, Ohio 43215.

Item 2.  Identity and Background.

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of March 16, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 1,644,044 shares of Common Stock, representing approximately 5.20% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Benchmark Opportunitas Fund plc is a public limited company incorporated under the laws of Ireland as an investment company. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund, plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on
Schedule I and incorporated by reference in this Item 2.

      Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

                                                             Page 24 of 46 Pages

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

      The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

      The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James
A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

      Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address

                                                             Page 25 of 46 Pages

of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, George Town, Harbour Centre, 2nd Floor, Grand Cayman, Cayman Island, British West Indies. HCM/Z Special Opportunities LLC is an exempted company organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLC is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference in this Item 2.

      The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership.
The principal business of D.B. Zwirn & Co., L.P. is acting as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel
B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

                                                             Page 26 of 46 Pages

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Carl O'Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Alison Nolan, a director of D.B. Zwirn Special Opportunities Fund, Ltd. who is a citizen of the United Kingdom and Hugh Thompson, a director of HCM/Z Special Opportunities LLC who is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

      The Reporting Entities purchased an aggregate of 1,778,044 shares of Common Stock. All purchases of Common Stock by the Reporting Entities were made in open market transactions. All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases (excluding commissions and other execution-related costs) was approximately $20,865,861.45 by Barington Companies Equity Partners, L.P., $9,537,620.88 by Barington Investments, L.P., $1,851,516.18 by Benchmark Opportunitas Fund plc, $34,643,144.56 by Barington Companies Offshore Fund, Ltd., $336,233.07 by RJG Capital Partners, L.P., $ 1,523,673.87 by D.B. Zwirn Special Opportunities Fund, L.P., $3,004,660.78 by D.B. Zwirn Special Opportunities Fund, Ltd. and $346,716.38 by HCM/Z Special Opportunities LLC.

Item 4.  Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

       The Reporting Entities consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      The Reporting Entities, many of whom have been stockholders in the Company since January 2006, believe that the Company should implement a number of measures to improve the Company's profitability and share price performance. Such measures include, without limitation,

                                                             Page 27 of 46 Pages

            (i) the divestiture of the Company's Automotive segment and Glassware and Candles segment;

            (ii) reduction in corporate level expenses resulting from Lancaster Colony's "holding-company" structure;

            (iii) implementation of initiatives to return the Specialty Foods segment to historical levels of profitability with an operating income margin of at least 20%; and

            (iv) a debt-financed self-tender offer to repurchase at least $300 million of the Company's outstanding common stock.

      The Reporting Entities have had discussions with members of the Company's management team with respect to some of these measures which the Reporting Entities believe will significantly improve shareholder value for the benefit of the Company's stockholders. The Reporting Entities desire to discuss these measures in further detail with the Company's management team and independent members of the Company's Board of Directors.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company's management team and Board of Directors to meet with and consider the suggestions of the Reporting Entities, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock and/or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

       (a) As of March 16, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 472,281 shares of Common Stock, representing approximately 1.49% of the shares of Common Stock presently outstanding based upon the 31,602,000 shares of Common Stock reported by the Company to be issued and outstanding as of January 31, 2007 in its Form 10-Q filed with the Securities and Exchange Commission on February 8, 2007 (the "Issued and Outstanding Shares").

      As of March 16, 2007, Barington Investments, L.P. beneficially owns 219,251 shares of Common Stock, representing approximately 0.69% of the Issued and Outstanding Shares. As of March 16, 2007, Benchmark Opportunitas Fund plc beneficially owns 42,782 shares of Common Stock, representing approximately 0.14% of the Issued and Outstanding Shares. As of March 16, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 796,498 shares of Common Stock, representing approximately 2.52% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 472,281 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.49% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 219,251 shares of Common

                                                             Page 28 of 46 Pages

Stock beneficially owned by Barington Investments, L.P., representing approximately 0.69% of the Issued and Outstanding Shares. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 42,782 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing approximately 0.14% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 796,498 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.52% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 472,281 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 219,251 shares of Common Stock beneficially owned by Barington Investments, L.P., the 42,782 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 796,498 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,530,812 shares, representing approximately 4.84% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 472,281 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 219,251 shares of Common Stock beneficially owned by Barington Investments, L.P., the 42,782 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 796,498 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,530,812 shares of Common Stock, representing approximately 4.84% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 472,281 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 219,251 shares of Common Stock beneficially owned by Barington Investments, L.P., the 42,782 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 796,498 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,530,812 shares of Common Stock, representing approximately 4.84% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 472,281 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 219,251 shares of Common Stock beneficially owned by Barington Investments, L.P., the 42,782 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 796,498 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of March 16, 2007, RJG Capital Partners, L.P. beneficially owns 4,300 shares of Common Stock, representing approximately 0.01% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 4,300 shares owned by RJG Capital Partners, L.P., representing approximately 0.01% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 4,300 shares owned by RJG Capital Partners, L.P., representing approximately 0.01% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 4,300 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

                                                             Page 29 of 46 Pages

      As of March 16, 2007, D.B. Zwirn Special Opportunities Fund, L.P. beneficially owns 34,270 shares of Common Stock, representing approximately 0.11% of the Issued and Outstanding Shares. As of March 16, 2007, D.B. Zwirn Special Opportunities Fund, Ltd. beneficially owns 66,754 shares of Common Stock, representing approximately 0.21% of the Issued and Outstanding Shares. As of March 16, 2007, HCM/Z Special Opportunities LLC beneficially owns 7,908 shares of Common Stock representing approximately 0.03%, of the Issued and Outstanding Shares.

      As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 34,270 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 66,754 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 108,932 shares, representing approximately 0.34% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 34,270 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 66,754 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 108,932 shares, representing approximately 0.34% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 34,270 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 66,754 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 108,932 shares, representing approximately 0.34% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 34,270 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 66,754 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 7,908 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 108,932 shares, representing approximately 0.34% of the Issued and Outstanding Shares. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a).

      Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

                                                             Page 30 of 46 Pages

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons during the past sixty days are described in
Schedule V attached hereto and incorporated herein by reference.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendment thereto, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P., pursuant to a separate agreement.

      Barington Offshore Advisors, LLC is compensated for its services as the investment advisor of Benchmark Opportunitas Fund plc by the manager of such fund pursuant to a separate agreement.

      Affiliates of Barington Capital Group, L.P. pay a monthly consulting fee to RJG Capital Management, LLC for certain consulting services RJG Capital Management, LLC provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

      Barington Companies Advisors, LLC or one or more of its affiliates expect to receive from D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates a fee with respect to certain profits D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates may derive from their investment in the Common Stock of the Company.

                                                             Page 31 of 46 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit No.       Exhibit Description                                  Page
-----------       -------------------                                  ----

--------------------------------------------------------------------------------
99.1        Agreement of Joint Filing among Barington                43 to 46
            Companies Equity Partners, L.P., Barington
            Companies Investors, LLC, Barington Investments,
            L.P., Barington Companies Advisors, LLC,
            Benchmark Opportunitas Fund plc, Barington
            Offshore Advisors, LLC, Barington Companies
            Offshore Fund, Ltd., Barington Offshore Advisors
            II, LLC, Barington Capital Group, L.P., LNA
            Capital Corp., James A. Mitarotonda, RJG Capital
            Partners, L.P., RJG Capital Management, LLC,
            Ronald Gross, D.B. Zwirn Special Opportunities
            Fund, L.P., D.B. Zwirn Special Opportunities
            Fund, Ltd., HCM/Z Special Opportunities LLC,
            D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn
            Holdings, LLC and Daniel B. Zwirn dated March
            19, 2007.
--------------------------------------------------------------------------------

                                                             Page 32 of 46 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 19, 2007

                                    BARINGTON COMPANIES EQUITY
                                    PARTNERS, L.P.
                                    By: Barington Companies Investors, LLC, its
                                        general partner

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member


                                    BARINGTON COMPANIES INVESTORS, LLC

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member


                                    BARINGTON INVESTMENTS, L.P.
                                    By: Barington Companies Advisors, LLC, its
                                        general partner

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member


                                    BARINGTON COMPANIES ADVISORS, LLC

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member


                                    BENCHMARK OPPORTUNITAS FUND PLC
                                    By: Barington Offshore Advisors, LLC

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member

                                                             Page 33 of 46 Pages

                                    BARINGTON OFFSHORE ADVISORS, LLC

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member


                                    BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President


                                    BARINGTON OFFSHORE ADVISORS II, LLC

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member


                                    BARINGTON CAPITAL GROUP, L.P.
                                    By: LNA Capital Corp., its general
                                        partner

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and CEO


                                    LNA CAPITAL CORP.

                                    By: /s/ James A. Mitarotonda
                                        ----------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and CEO


                                    /s/ James A. Mitarotonda
                                    --------------------------------------------
                                    James A. Mitarotonda


                                    RJG CAPITAL PARTNERS, L.P.
                                    By: RJG Capital Management, LLC, its general
                                        partner

                                    By: /s/ Ronald J. Gross
                                        ----------------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                                             Page 34 of 46 Pages

                                    RJG CAPITAL MANAGEMENT, LLC

                                    By: /s/ Ronald J. Gross
                                        ----------------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member


                                    /s/ Ronald J. Gross
                                    --------------------------------------------
                                    Ronald J. Gross


                                    D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
                                    By: D.B. Zwirn Partners, LLC, its general
                                        partner
                                    By: Zwirn Holdings, LLC, its managing
                                        member

                                    By: /s/ Daniel B. Zwirn
                                        ----------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
                                    By: D.B. Zwirn & Co., L.P., its manager
                                    By: DBZ GP, LLC, its general partner
                                    By: Zwirn Holdings, LLC, its managing
                                        member

                                    By: /s/ Daniel B. Zwirn
                                        ----------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    HCM/Z SPECIAL OPPORTUNITIES LLC
                                    By: D.B. Zwirn & Co., L.P., its manager
                                    By: DBZ GP, LLC, its general partner
                                    By: Zwirn Holdings, LLC, its managing
                                        member

                                    By: /s/ Daniel B. Zwirn
                                        ----------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member

                                                             Page 35 of 46 Pages

                                    D.B. ZWIRN & CO., L.P.
                                    By: DBZ GP, LLC, its general partner
                                    By: Zwirn Holdings, LLC, its managing
                                        member

                                    By: /s/ Daniel B. Zwirn
                                        ----------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    DBZ GP, LLC
                                    By: Zwirn Holdings, LLC, its managing
                                        member

                                    By: /s/ Daniel B. Zwirn
                                        ----------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    ZWIRN HOLDINGS, LLC

                                    By: /s/ Daniel B. Zwirn
                                        ----------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    /s/ Daniel B. Zwirn
                                    --------------------------------------------
                                    Daniel B. Zwirn

                                                             Page 36 of 46 Pages

                                   SCHEDULE I

                  Directors of Benchmark Opportunitas Fund plc


Name and Position         Principal Occupation       Principal Business Address
-----------------         --------------------       --------------------------

Sebastian E. Cassetta     Senior Managing            888 Seventh Avenue
Director                  Director and Chief         17th Floor
                          Operating Officer of       New York, NY 10019
                          Barington Capital
                          Group, L.P.

Jim Cleary                Principal of Cleary        Oriel, 25 Revington Park,
Director                  Consulting                 North Circular Road,
                                                     Limerick, Ireland

Andreas Jeschko           Chief Executive            23 Regent House,
Director                  Officer of Benchmark       Bisazza Street, SLM15,
                          Advisory Limited and       Sliema, Malta
                          Benchmark Capital
                          Management GmbH

Karin Kisling             Chief Investment           23 Regent House,
Director                  Officer of Benchmark       Bisazza Street, SLM15,
                          Advisory Limited           Sliema, Malta

Carl O'Sullivan           Partner, Arthur Cox        Earlsfort Centre
Director                                             Earlsfort Terrace
                                                     Dublin 2
                                                     Ireland

                                                             Page 37 of 46 Pages

                                   SCHEDULE II

        Directors and Officers of Barington Companies Offshore Fund, Ltd.


Name and Position         Principal Occupation       Principal Business Address
-----------------         --------------------       --------------------------

James A. Mitarotonda      Chairman and Chief         888 Seventh Avenue
Director and President    Executive Officer of       17th Floor
                          Barington Capital          New York, NY 10019
                          Group, L.P.

Sebastian E. Cassetta     Senior Managing            888 Seventh Avenue
Director                  Director and Chief         17th Floor
                          Operating Officer of       New York, NY 10019
                          Barington Capital
                          Group, L.P.

Jonathan Clipper          Managing Director of       7 Reid Street, Suite 108
Director                  Bedford Management         Hamilton HM11, Bermuda
                          Ltd.

Graham Cook               Director/Manager,          Bison Court
Director                  Corporate Services of      P.O. Box 3460
                          Byson Financial            Road Town, Tortola
                          Services, Ltd.             British Virgin Islands

Citigroup Fund Services,  Fund Administration        Washington Mall 1, 3rd Flr.
Ltd.                                                 22 Church Street
Secretary                                            Hamilton HM11, Bermuda

Melvyn Brunt              Chief Financial            888 Seventh Avenue
Treasurer                 Officer of Barington       17th Floor
                          Capital Group, L.P.        New York, NY 10019

                                                             Page 38 of 46 Pages

                                  SCHEDULE III

                          Officers of LNA Capital Corp.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

James A. Mitarotonda      Chairman and Chief          888 Seventh Avenue
President and CEO         Executive Officer of        17th Floor
                          Barington Capital           New York, NY 10019
                          Group, L.P.

Sebastian E. Cassetta     Senior Managing Director    888 Seventh Avenue
Secretary                 and Chief Operating         17th Floor
                          Officer of Barington        New York, NY 10019
                          Capital Group, L.P.

Melvyn Brunt              Chief Financial Officer     888 Seventh Avenue
Treasurer                 of Barington Capital        17th Floor
                          Group, L.P.                 New York, NY 10019

                                                             Page 39 of 46 Pages

                                   SCHEDULE IV

            Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Daniel B. Zwirn           Managing Partner of D.B.    745 Fifth Avenue
Director                   Zwirn & Co., L.P.          18th Floor
                                                      New York, NY 10151

Alison Nolan              Managing Director of        Ugland House, 113 South
Director                  Athena International        Church Street,
                          Management Limited          George Town, Grand Cayman


                  Directors of HCM/Z Special Opportunities LLC

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Glenn R. Dubin            Managing Member/Co-Founder  9 West 57th Street
Director                  of Highbridge Capital       27th Floor
                          Management and Co-Chairman New York, NY 10019 of Dubin & Swieca Capital
                          Management

Hugh G. Thompson          Senior Vice President of    PO Box 1093GT
Director                  Maples Finance Limited      Queensgate House
                                                      South Church Street,
                                                      George Town Grand Cayman,
                                                      Cayman Islands

                                                             Page 40 of 46 Pages

                                   SCHEDULE V

         This schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.


Shares purchased and sold by Barington Companies Equity Partners, L.P.

                   Number of
Date                 Shares           Price Per Share              Cost(*)
----               ----------         ---------------          --------------
1/22/2007             (300)               $44.913               $ (13,473.90)
1/23/2007           (6,174)               $45.080               $(278,323.92)
1/24/2007           (7,835)               $45.175               $(353,946.13)
1/25/2007           (1,692)               $44.969               $ (76,087.55)
1/26/2007           (5,610)               $45.150               $(253,291.50)
1/29/2007           (6,738)               $45.655               $(307,623.39)
1/30/2007           (5,673)               $45.478               $(257,996.69)
3/5/2007             9,754                $41.206               $ 401,923.32
3/7/2007            17,581                $40.344               $ 709,287.86
3/8/2007            12,481                $40.503               $ 505,517.94
3/9/2007             7,523                $41.110               $ 309,270.53
3/13/2007            6,449                $40.901               $ 263,770.55
3/15/2007            4,706                $40.901               $ 192,480.11


Shares purchased and sold by Barington Investments, L.P.

                   Number of
Date                 Shares           Price Per Share              Cost(*)
----               ----------         ---------------          --------------
1/23/2007           (2,421)               $45.080               $(109,138.68)
1/24/2007           (3,072)               $45.175               $(138,777.60)
1/25/2007             (664)               $44.969               $ (29,859.42)
1/26/2007           (2,200)               $45.150               $ (99,330.00)
1/29/2007           (2,642)               $45.655               $(120,620.51)
1/30/2007           (2,224)               $45.478               $(101,143.07)
3/5/2007            12,420                $41.206               $ 511,778.52
3/7/2007            16,969                $40.344               $ 684,597.34
3/8/2007            11,153                $40.503               $ 451,729.96
3/9/2007             6,682                $41.110               $ 274,697.02
3/13/2007            5,519                $40.901               $ 225,732.62
3/15/2007            4,205                $40.901               $ 171,988.71


Shares purchased and sold by Barington Companies Offshore Fund, Ltd.

                   Number of
Date                 Shares           Price Per Share              Cost(*)
----               ----------         ---------------          --------------
1/23/2007            (9,501)              $45.080               $(428,305.08)
1/24/2007           (12,058)              $45.175               $(544,720.15)
1/25/2007            (2,604)              $44.969               $(117,099.28)
1/26/2007            (8,633)              $45.150               $(389,779.95)
1/29/2007           (10,369)              $45.655               $(473,396.70)
1/30/2007            (8,730)              $45.478               $(397,022.94)
2/5/2007             15,400               $42.940               $ 661,276.00
2/6/2007                500               $42.934               $  21,467.00

                                                             Page 41 of 46 Pages

2/27/2007             9,417               $42.585              $  401,022.95
3/1/2007              1,500               $41.957              $   62,935.50
3/2/2007             18,500               $41.703              $  771,505.50
3/5/2007             27,826               $41.206              $1,146,598.16
3/7/2007             33,764               $40.344              $1,362,174.82
3/8/2007             21,266               $40.503              $  861,336.80
3/9/2007             12,695               $41.110              $  521,891.45
3/13/2007            10,370               $40.901              $  424,143.37
3/15/2007             8,108               $40.901              $  331,625.31


Shares purchased and sold by RJG Capital Partners, L.P.

                   Number of
Date                 Shares           Price Per Share              Cost(*)
----               ----------         ---------------          --------------
1/19/2007            (1,000)              $45.1000              $(45,100.00)
1/23/2007            (1,600)              $45.1606              $(72,256.96)
1/24/2007              (700)              $45.3114              $(31,717.98)
1/29/2007              (800)              $45.8121              $(36,649.68)
3/7/2007                500               $40.2160              $ 20,108.00
3/13/2007               700               $40.8300              $ 28,581.00
3/15/2007               400               $40.7400              $ 16,296.00


Shares purchased and sold by D.B. Zwirn Special Opportunities Fund, L.P.

                   Number of
Date                 Shares           Price Per Share              Cost(*)
----               ----------         ---------------          --------------
1/23/2007             (503)               $45.0800              $(22,675.24)
1/24/2007             (639)               $45.1745              $(28,866.51)
1/25/2007             (138)               $44.9686              $ (6,205.67)
1/26/2007             (492)               $45.1504              $(22,214.00)
1/29/2007             (594)               $45.6553              $(27,119.25)
1/30/2007             (464)               $45.4784              $(21,101.98)
3/13/2007              312                $40.9011              $ 12,761.14
3/15/2007              233                $40.9006              $  9,529.84

Shares purchased and sold by D.B. Zwirn Special Opportunities Fund, Ltd.

                   Number of
Date                 Shares           Price Per Share              Cost(*)
----               ----------         ---------------          --------------
1/23/2007             (987)               $45.0800              $(44,493.96)
1/24/2007           (1,251)               $45.1745              $(56,513.30)
1/25/2007             (271)               $44.9686              $(12,186.49)
1/26/2007             (965)               $45.1504              $(43,570.14)
1/29/2007           (1,157)               $45.6553              $(52,823.18)
1/30/2007             (904)               $45.4784              $(41,112.47)
3/13/2007              450                $40.9011              $ 18,405.50
3/15/2007              348                $40.9006              $ 14,233.41

Shares sold by HCM/Z Special Opportunities LLC

                   Number of
Date                 Shares           Price Per Share              Cost(*)
----               ----------         ---------------          --------------
1/23/2007             (114)               $45.0800              $(5,139.12)
1/24/2007             (145)               $45.1745              $(6,550.30)

                                                             Page 42 of 46 Pages

1/25/2007              (31)               $44.9686              $(1,394.03)
1/30/2007             (105)               $45.4784              $(4,775.23)

----------
(*) Excludes commissions and other execution-related costs.